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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL AMERICAN FINANCIAL CORP.
                     --------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    91337710
                     --------------------------------------
                                 (CUSIP Number)

                                ROBERT WAEGELEIN
                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                    SUITE 190
                            RYE BROOK, NEW YORK 10573
                            TELEPHONE: (914) 934-5200
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                            TELEPHONE: (212) 455-2000

                                DECEMBER 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages


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


                                  SCHEDULE 13D

-----------------------------------        -------------------------------------
CUSIP No.  91337710                          PAGE   2    OF     10      PAGES
-----------------------------------        -------------------------------------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Bertram Harnett S.S. # ###-##-####
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                         (b) [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

             None
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                  7   SOLE VOTING POWER

                            None
                ----------------------------------------------------------------
   NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY               3,119,986
   OWNED BY     ----------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                  None
     WITH       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,119,986
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages


      This Statement on Schedule 13D (the "Schedule 13D") relates to the transactions to be carried out in connection with the purchase by Universal American Financial Corp., a New York corporation (the "Company"), of certain subsidiaries and assets (the "Business") of PennCorp Financial Group ("PennCorp") pursuant to a purchase agreement by and among the Company, PennCorp, Pacific Life and Accident Insurance Company, Pennsylvania Life Insurance Company, Southwestern Financial Corporation, Constitution Life Insurance Company and PennCorp Financial Services, Inc. dated December 31, 1998 (the "PennCorp Purchase Agreement"). As part of the financing for the transactions contemplated by the PennCorp Purchase Agreement, the Company will issue and sell to Capital Z Financial Services Fund II, L.P. ("Capital Z") shares of Common Stock, par value $.01 per share, of the Company pursuant to a share purchase agreement between the Company and Capital Z, dated as of December 31, 1998 (the "UA Share Purchase Agreement"). In connection with this issuance of stock for sale to Capital Z, certain holders of the voting securities of the Company have executed an irrevocable proxy in respect of their securities (the "Security Holders") granting Richard A. Barasch ("Barasch") and Bertram Harnett ("Harnett") the right to vote the shares of the Company subject to the proxy (the "Shares") in favor of the issuance of shares to Capital Z and certain matters set forth below under "Item 4. Purpose of the Transaction."

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $.01 per share, of the Company. The Company's principal executive office is located at Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c), (f) This Schedule 13D is filed by Barasch, a United States citizen, whose present principal occupation is a partner at Harnett Lesnick & Ripps, P.A., Nationsbank Tower, Suite 500, 150

                                                               Page 4 of 9 Pages


East Palmetto Park Road, Boca Raton, Florida 33432 (which is also the address of the firm at which his employment is conducted).

      (d)-(e) During the last five years Harnett (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

      Harnett is not acquiring the Shares. The Security Holders granted an unconditional and irrevocable proxy to Barasch and Harnett, individually, to vote the Shares in favor of certain Transaction Matters (as defined below). Harnett does not have the right to, directly or indirectly, acquire or dispose of the Shares.

ITEM 4. PURPOSE OF THE TRANSACTION.

      (a), (e) Harnett acquired the unconditional and irrevocable proxy to vote the Shares at a meeting of the Company's shareholders. Pursuant to the irrevocable proxy, Harnett must vote in favor of (a) authorizing the issuance of additional shares of Common Stock as contemplated in the UA Share Purchase Agreement as amended (if applicable); (b) amending the Company's Certificate of Incorporation in the following manner: (i) increase the authorized number of shares, (ii) provide that the maximum number of directors on the Board of Directors is nine and eliminate the classified board, (iii) specifically provide for action of the shareholders by written consent in lieu of a meeting, and that such written consent may only be by the number of shareholders required to approve such action, (iv) provide for supermajority approval by the Board of Directors for certain corporate actions, (v) no longer require supermajority approval by shareholders of the Company for certain corporate transactions with interested parties, and (vi) no longer require supermajority approval by shareholders of the Company to amend

                                                               Page 5 of 9 Pages


certain provisions of the Certificate of Incorporation; and (c) such other related matters as the Company deems appropriate (the "Transaction Matters").

      (b)-(c) None.

      (d) Certain shareholders of the Company have agreed that upon the sale of shares to Capital Z, the Company's board of directors shall consist of nine (9) directors, four of which shall be designated by Capital Z, two of which shall be designated by the Company, two of which shall be designated by Barasch and one of which shall be designated collectively by AAM Capital Partners L.P., UAFC, L.P. and Chase Equity Associates, L.P.

      (f),(h)-(j) None.

      (g) See (a) above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) Pursuant to the unconditional and irrevocable proxy granted by the Security Holders, Harnett may be deemed the beneficial owner of 3,119,986 shares of Common Stock of the Company (constituting 40.8% of the outstanding shares of the Common Stock of the Company).

      (b) Harnett has sole voting power with respect to none of the securities; may be deemed to have shared voting power with respect to 3,119,986 of the shares of Common Stock of the Company; has sole dispositive power with respect to none of the securities; and has shared dispositive power with respect to none of the securities.

      (c) None

      (d) None

      (e) Not applicable.

                                                               Page 6 of 9 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In addition to the irrevocable proxy, the Company, PennCorp, Capital Z, Barasch, Harnett, and certain shareholders of the Company named therein have entered into a voting agreement, dated as of December 31, 1998 (the "Voting Agreement"). The Voting Agreement provides that Barasch or Harnett, individually, shall, at any meeting of the shareholders or action by written consent in lieu thereof, during the term set forth in the Voting Agreement, vote or cause to be voted the Shares in favor of an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock of the Company. In addition, the Voting Agreement provides that at any such meeting or action by written consent, Barasch or Harnett, individually, shall vote or cause to be voted the Shares against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the UA Share Purchase Agreement or the PennCorp Purchase Agreement, (ii) any change in the capital structure of the Company (other than transactions contemplated by the Voting Agreement, UA Share Purchase Agreement and PennCorp Purchase Agreement) and (iii) any action or agreement that could impede, interfere with, delay, postpone or attempt to discourage the transactions contemplated by the Voting Agreement, the UA Share Purchase Agreement or the PennCorp Purchase Agreement, or result in a breach in any material respect of any covenant, representation or warranty by the Company under the Voting Agreement which would be reasonably likely to result in any conditions to the Company's obligations under the UA Share Purchase Agreement or the PennCorp Purchase Agreement not being consummated.

      The Voting Agreement also provides that each Security Holder, for a period of two years (with certain exceptions) shall not without Capital Z's written consent directly or indirectly vote or cause to be voted the Shares, whether at a meeting or by written consent, in favor of any transaction contemplating or

                                                               Page 7 of 9 Pages


proposing the purchase or acquisition (by merger or otherwise) by the Company of any of the businesses or assets of PennCorp.

      Item 4(a) is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 7.1 Share Purchase Agreement between Universal American Financial Corp. and Capital Z Financial Services Fund II, L.P. dated as of December 31, 1998.

             Exhibit 7.2 Purchase Agreement by and among Universal American Financial Corp., PennCorp Financial Group, Inc., Pacific Life and Accident Insurance Company, Pennsylvania Life Insurance Company, Southwestern Financial Corporation, Constitution Life Insurance Company and PennCorp Financial Services, Inc. dated December 31, 1998.

             Exhibit 7.3 Agreement among Shareholders and Irrevocable Proxy, dated December 31, 1998, executed by Richard A. Barasch, Bertram Harnett and the security holders named therein.

             Exhibit 7.4 Voting Agreement by and among Universal American Financial Corp., PennCorp Financial Group Inc., Capital Z Financial Services Fund II, L.P., Richard A. Barasch and certain persons listed on a schedule thereto dated as of December 31, 1998.

             Exhibit 7.5   Form of Shareholders' Agreement.

                                                               Page 8 of 9 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BERTRAM HARNETT, ESQ.


                                          /s/ BERTRAM HARNETT
                                          -------------------------
                                          Name:  Bertram Harnett, Esq.

Date: January 6, 1999

                                                               Page 9 of 9 Pages


                                  Exhibit Index

Exhibit No.       Description
-----------       -----------

Exhibit 7.1 Share Purchase Agreement between Universal American Financial Corp. and Capital Z Financial Services Fund II, L.P. dated as of December 31, 1998.

Exhibit 7.2 Purchase Agreement by and among Universal American Financial Corp., PennCorp Financial Group, Inc., Pacific Life and Accident Insurance Company, Pennsylvania Life Insurance Company, Southwestern Financial Corporation, Constitution Life Insurance Company and PennCorp Financial Services, Inc. dated December 31, 1998.

Exhibit 7.3 Agreement among Shareholders and Irrevocable Proxy, dated December 31, 1998, executed by Richard A. Barasch, Bertram Harnett and the security holders named therein.

Exhibit 7.4 Voting Agreement by and among Universal American Financial Corp., PennCorp Financial Group Inc., Capital Z Financial Services Fund II, L.P., Richard A. Barasch and certain persons listed on a schedule thereto dated as of December 31, 1998.

Exhibit 7.5       Form of Shareholders' Agreement.